FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

This announcement amends and replaces the earlier announcement which contained an incorrect 'Market Value'. The revised announcement with the correct 'Market Value' is set out below:

30 October 2013

HSBC HOLDINGS PLC
THIRD INTERIM DIVIDEND FOR 2013
SCRIP DIVIDEND ALTERNATIVE

On 7 October 2013, the Directors of HSBC Holdings plc declared a third interim dividend for 2013 of US$0.10 per ordinary share. The third interim dividend will be payable on 11 December 2013 to holders of record on 24 October 2013 on the Hong Kong Overseas Branch Register and 25 October 2013 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, with a scrip dividend alternative.

The 'Market Value' for the issue of new shares under the scrip dividend alternative is:

US$10.9669 for each new share

The 'Market Value' is the United States dollar equivalent of £6.8202 being the average of the middle market quotations for the ordinary shares on the London Stock Exchange as derived from the Daily Official List for the five business days beginning on 23 October 2013.

Dividends payable in cash in sterling or Hong Kong dollars on 11 December 2013 will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 2 December 2013. These exchange rates will be announced to the London, Hong Kong, New York, Paris and Bermuda stock exchanges.

Particulars of the dividend arrangements will be sent to shareholders on or about 5 November 2013 and elections must be received by the Registrars by 27 November 2013.

Ben J S Mathews
Group Company Secretary
HSBC Holdings plc

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 30 October 2013